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                                May 9, 2023

       David Stybr
       Chief Executive Officer
       Livento Group, Inc.
       17 State Street
       New York, New York

                                                        Re: Livento Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 000-56457

       Dear David Stybr:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. References to "prior comments" are to comments in our April 6, 2023 letter issued in our review of your Form 10-12G.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Liquidity and Capital Resources, page 17

   1. We note your response to comment 1. However, your disclosure does not describe the joint operating
agreement with movie producing companies. Please revise to explain in detail the joint
operating agreement, including what costs you are responsible for and how your share of revenue
is determined. Disclose who owns the rights to the movies
                                                        produced. Explain why
you report $10,086,617 on your balance sheet for movie projects.
   2. We note in your response to comment 2 that "Livento Group, LLC has no Bank Loans with any banks." Your
response only refers to Livento Group, LLC and is in the present tense. Please clarify
whether any entity in this filing has or had loans related to real estate transactions for all
periods presented. We note your consolidated statement of changes in equity has a
transaction for "loan settlement" for the year ended December 31, 2021.
 David Stybr
FirstName  LastNameDavid  Stybr
Livento Group, Inc.
Comapany
May  9, 2023NameLivento Group, Inc.
May 9,
Page 2 2023 Page 2
FirstName LastName
Executive Compensation, page 26

3. We note that the compensation disclosure for your executive officers disclosed in the
         Form 10-K differs from the disclosure in the amended Form 10 filed on April 14, 2023.
         For example, you disclose that Justin Mathews earned $96,000 in 2021 and 2022 in the
         Form 10-K but the Form 10 indicates that Mr. Mathews earned $48,000 in the same periods. As a further example, you disclose that David Stybr earned $100 in stock awards in 2021 and 2022 but this is not disclosed in the Form 10-K. Please advise.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 26

4. Please provide a materially complete description of the Series A Preferred Stock, including the voting rights and conversion rights of the holders. Clarify how the 51% of the voting power held by David Stybr is impacted if the 100 shares of Series A Preferred
         Stock held by Mr. Stybr changes.
Consolidated Statements of Changes in Equity, page F-4

5. We note your response to comment 5. However, based on your consolidated statements of changes in equity for the years ended December 31, 2022 and December 31, 2021 and disclosure on pages 18-19 of your filing, you have issued shares for services. As such we are reissuing our prior comment. You appear to have issued shares for services and recorded a debit to additional paid in capital. Tell why this is appropriate or revise accordingly. Tell us if an expense and / or an asset is also debited for these transactions.
Consolidated Statements of Cash Flows, page F-5

6. We note your response to comment 6. In your response you address some cash transactions, however you have not addressed all the large balances recorded in cash flows from investing and financing activities. Tell us if all the transactions recorded in cash flows from investing and financing activities for the years ended December 31, 2022 and
         2021 were actual cash transactions. If they were not cash transactions, then remove them from the cash flow statement and disclose the information in a narrative format or in a summarized schedule in accordance with ASC 230-10-50-3.
Note 5 - Common-Control Transaction ASC 805-50, page F-10

7.       We note your response to comment 7. However, your disclosure on page
F-10 is
         confusing. For example it is not clear how Mr. David Stybr has control of both Livento
         Group, LLC and NuGene International Inc. It is also not clear why holding certain shares, such as C class shares and / or A class shares, provides the owner with control of the entity. Please revise the disclosure to provide a clear timeline of events, including how control / ownership in each entity was determined. Also, disclose how Livento Group,
         LLC became Livento Group, Inc.
 David Stybr
Livento Group, Inc.
May 9, 2023
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments about the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Stybr
                                                           Division of
Corporation Finance
Comapany NameLivento Group, Inc.
                                                           Office of Technology
May 9, 2023 Page 3
cc:       Frank Hariton
FirstName LastName